Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Positive Top Line Results of a
Clinical Trial of IFN-alpha-XL versus PegIntron™ in Patients with
Chronic Hepatitis C Virus Infection
Lyon, France — October 25, 2007 — Flamel Technologies (NASDAQ:FLML) today announced positive preliminary data from a trial comparing the safety, tolerability, and long-acting activity of IFN-alpha-XL versus ViraferonPeg™, marketed in the U.S. as PegIntron™, in patients with chronic hepatitis C virus (HCV) infection. Results from the trial show:
•	A marked reduction in side effects for patients given IFN-alpha-XL compared with those who received PegIntron;

•	A statistically significant reduction in viral load for the group of patients infected with the Genotype 1 strain of HCV (comprising non-responder patients, relapsed patients and patients who are naive to standard Peg Interferon/ribavirin treatment) who received 27 MIU of IFN-alpha-XL compared with similar patients who received PegIntron; and

•	A marked reduction in viral load for “non-responder” genotype 1 patients who received IFN-alpha-XL compared with similar patients who received PegIntron.
Flamel plans to present the full data from this clinical trial at a medical conference and is seeking a licensing partner for this product.
The lead investigator of the study, Professor Christian Trepo (Hotel Dieu Hospital — Lyon), remarked, “The results of this study are especially encouraging given the favorable responses in genotype 1 patients, a population that is typically the most difficult to treat. In this study, a statistically significant reduction in viral load was observed in patients who received 27 MIU of Interferon-alpha XL compared with patients administered the standard dose of Peg-Intron. Moreover, the trend we observed in the study suggests that the advantages of Interferon-alpha XL with respect to viral load reduction are cumulative and may become more pronounced during longer treatment regimens.”
Dr. Trepo continued, “I also am very encouraged that the benefit in viral load reduction in patients receiving Interferon-alpha-XL was achieved with fewer adverse events compared with PegIntron. Side effects associated with interferon treatment are frequently debilitating and treatment limiting. These side effects often necessitate dose reduction, which negatively affects treatment outcome. Many patients even choose to discontinue therapy. These data suggest that IFN-alpha-XL may provide patients with a more tolerable regimen that has potentially better efficacy compared with existing interferon-alpha based therapies. This would be a significant advance in the treatment of a disease that has reached pandemic proportions in the United States and around the world.”
Stephen Willard, Flamel’s chief executive officer, said: “We are very pleased with the results of this second trial. They confirm the results of our earlier trial with respect to reduced side effects as compared with currently marketed products. The viral load results compared head to head against the pegylated product suggest exciting potential benefits in efficacy. A top priority for Flamel will be to engage the right partner to work with in taking this product forward.”
Trial Design
Patients enrolled in the open-label, multi-center trial were randomized into three groups of 12 to 14 patients and received treatment consisting of:
1)	IFN-alpha XL 18 MIU, dosed twice at 7 day interval; or

2)	IFN-alpha XL 27 MIU, dosed twice at 7 day interval; or

3)	Peg-Intron 1.5 µg / kg, dosed twice at 7 day interval.
Viral load was measured regularly until 7 days after the second injection. Adverse events observed in all three arms included fever, flu-like symptoms, headache, white blood count abnormalities, as well as other adverse events. Local tolerance was also assessed. No serious adverse events were reported and no patients withdrew from the study due to adverse events.
About IFN-alpha-XL
IFN-alpha-XL is a new formulation of recombinant Interferon alpha-2b based on Flamel’s proprietary Medusa® nanoparticle delivery system. Medusa® is a versatile protein carrier for the development of a wide range of novel and second-generation long-acting native protein and peptide products. IFN-alpha-XL is designed to provide patients with a longer acting and more tolerable approach to interferon therapy compared with approved interferon regimens.
About Hepatitis C
Hepatitis C virus (HCV) is a blood-borne pathogen that causes inflammation of the liver. According to the U.S. Centers for Disease Control and Prevention (CDC), more than 75 percent of people infected with HCV will develop chronic infections; and 60 to 70 percent of these people will subsequently develop chronic hepatitis. HCV infection is the most common blood-borne viral infection in the United States. Approximately 4 million people in the United States are infected with HCV and the World Health Organization estimates that 170 million people worldwide — 3 percent of the world’s population — are infected with HCV.

Current treatment regimens require frequent administration of Interferon-alpha for periods of up to a year or longer. Weekly dosing of Pegylated Interferon-alpha is considered necessary for sustained efficacy and is expected to remain an important component of the standard of care for the foreseeable future. Treatment with Interferon-alpha is associated with dose-dependent adverse events that can be classified as either acute or of later onset. The typical acute toxicity profile tends to occur after every injection and thus causes difficulties for repeated administration. Current interferon alpha treatment regimens are limited by side effects, especially long-term side effects such as psychological depression and myelosuppression, and efficacy. Addressing these limitations is essential to improving the treatment of HCV.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste- masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
This document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.
PegIntron™ and ViraferonPeg are registered trademarks of Schering-Plough Corporation.
Contact:
Michel Finance, CFO
Tel: 011-33-472-78-3434
Fax: 011-33-472-78-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel: 011-33-472-78-3423
Fax: 011-33-472-78-3435
E-Mail: Marlio@flamel.com